Exhibit 99.1

77 King St. W., Suite 4010

P.O. Box 159

Toronto, Ontario

Canada M5K 1H1

GRANITE ANNOUNCES FOURTH QUARTER AND YEAR END RESULTS FOR 2020 AND $364 MILLION OF NEW ACQUISITIONS

March 3, 2021, Toronto, Ontario, Canada — Granite Real Estate Investment Trust and Granite REIT Inc. (TSX: GRT.UN; NYSE: GRP.U) (“Granite” or the “Trust”) announced today its combined results for the three month period and year ended December 31, 2020 and also announced that is has acquired six income-producing properties in the United States and Europe comprising approximately 3 million square feet at a combined purchase price of approximately $364 million (the “Acquisitions”).

FOURTH QUARTER 2020 HIGHLIGHTS

Highlights for the three month period ended December 31, 2020, including events subsequent to the quarter, are set out below:

Financial:

•

Granite’s net operating income (“NOI”) was $77.5 million in the fourth quarter of 2020 compared to $63.9 million in the prior year period, an increase of $13.6 million primarily as a result of acquisition activity beginning in the fourth quarter of 2019;

•	Same property NOI — cash basis(4) increased by 2.1% and 3.7% for the three month period and year ended December 31, 2020, respectively, excluding the impact of foreign exchange;

•	Funds from operations (“FFO”)(1) was $59.6 million ($1.00 per unit) in the fourth quarter of 2020 compared to $47.9 million ($0.91 per unit) in the fourth quarter of 2019;

•	Adjusted funds from operations (“AFFO”)(2) was $56.1 million ($0.94 per unit) in the fourth quarter of 2020 compared to $46.2 million ($0.88 per unit) in the fourth quarter of 2019;

•	AFFO payout ratio(3) was 79% for the fourth quarter of 2020 compared to 83% in the fourth quarter of 2019;

•

Granite recognized $140.8 million in net fair value gains in the fourth quarter of 2020 ($273.4 million for the year ended December 31, 2020) driven by lower capitalization rates and/or higher market rents observed in Granite’s markets of Greater Toronto Area, U.S.A, Germany and the Netherlands; and

•

Granite’s net income attributable to stapled unitholders increased to $167.6 million in the fourth quarter of 2020 from $90.6 million in the prior year period primarily due to a $93.3 million increase in net fair value gains on investment properties and a $13.6 million increase in net operating income as noted above, partially offset by a $29.3 million increase in income tax expense and a $3.8 million increase in interest expense.

Operations:

•

On October 23, 2020, Granite completed the previously announced disposition of a Magna tenanted property located in Barcelona, Spain for gross proceeds of $7.8 million (€5.0 million). Post completion of the disposition activity in Canada and Spain during 2020, Granite’s overall exposure to Magna is reduced to 27% of total GLA and 36% of total annualized revenue as at December 31, 2020;

•

On November 12, 2020, Granite completed the previously announced acquisition of 8500 Tatum Road, a 1.0 million square foot, 36’ clear height modern warehouse distribution facility situated on 83.5 acres in the city of Palmetto, Georgia for $105.2 million (US $80.3 million). The state-of-the-art facility was completed in 2019 and is 100% leased to PVH Corp. for a remaining lease term of 14.0 years, subject to contractual rent escalations. The property, which serves as PVH Corp.’s primary e-commerce distribution facility, was acquired at an in-going yield of 4.4%;

•	On January 1, 2021, Mr. Michael Ramparas was promoted to EVP, Global Real Estate and Head of Investments;

•	On January 28, 2021, Granite disposed of one property located in Redditch, United Kingdom for gross proceeds of $10.6 million (£6.0 million); and

•

Today, Granite released its first Green Bond use of proceeds report with respect to the allocation of net proceeds of Granite’s 3.062% $500.0 million Series 4 Senior Debentures due 2027 (the “Green Bond”). As at December 31, 2020, Granite has allocated 69% of the net proceeds of the Green Bond to Eligible Green Projects, as defined in Granite’s Green Bond Framework. Sustainalytics, a leading provider of ESG and corporate governance research and ratings to investors, conducted the verification of Granite’s Green Bond use of proceeds. The Green Bond use of proceeds report can be found on Granite’s website.

Financing:

•

On November 4, 2020, the Trust increased its targeted annualized distribution by 3.4% to $3.00 ($0.25 per month) per stapled unit commencing with the December 2020 monthly distribution payable in mid-January 2021;

•

On November 24, 2020, Granite completed an offering of 3,841,000 stapled units at a price of $75.00 per unit for gross proceeds of $288.1 million, including 501,000 stapled units issued pursuant to the exercise of the over-allotment option granted to the underwriters. The net proceeds received by Granite after deducting the total costs related to the offering were $275.9 million;

•

On December 18, 2020, Granite issued at par $500.0 million aggregate principal amount of 2.378% Series 5 senior debentures due December 18, 2030 (the “2030 Debentures”). Granite also entered into a cross currency interest rate swap, to exchange the Canadian dollar denominated principal and interest payments of the 2030 Debentures for Euro denominated payments, resulting in an effective fixed interest rate of 1.045% for the ten-year term; and

•

On January 4, 2021, Granite redeemed in full the outstanding $250.0 million aggregate principal amount of the 2021 Debentures for a total redemption price of $254.0 million. In conjunction with the redemption, the related interest rate swap was terminated on January 4, 2021 and the mark to market liability of $17.7 million was settled.

ACQUISITIONS

During the fourth quarter of 2020, Granite closed the Acquisitions for a combined purchase price of $364 million representing an in-going weighted average stabilized yield of approximately 5.1%. The Acquisitions are 100% leased with a weighted average lease term of 14.4 years.

“These Acquisitions enhance our portfolio through the addition of modern e-commerce and distribution facilities as well as future expansion and redevelopment opportunities. Pro-forma these Acquisitions Granite’s Magna concentration is further reduced to 34% based on revenue.” said Kevan Gorrie, Granite’s President and Chief Executive Officer.

U.S. Acquisition

12 Tradeport Road, Hanover Township and 250 Tradeport Road, Nanticoke, Pennsylvania, USA

12 Tradeport Road, Hanover Township, PA

250 Tradeport Road, Nanticoke, PA

•

On December 22, 2020, Granite acquired two modern distribution buildings totaling 2.0 million square feet situated on approximately 200.0 acres in Northeastern Pennsylvania for $254.5 million (US $194.6 million). Constructed in 2019, the properties are 100% leased to True Value Company and Spreetail for a remaining weighted average lease term of 15.8 years, subject to contractual rent escalations. The properties, which benefit from modern distribution features and significant tenant investment in the facilities, are being acquired at a stabilized yield, net of free rent, of 5.1%. The assets are well positioned along the I-81/I-78 Corridor, which is one of the most active and fastest-growing distribution nodes in the Northeastern U.S. and in close proximity to the population centres of the East coast.

Netherlands Acquisitions

Industrieweg 15, Voorschoten, Netherlands

•

On November 20, 2020, Granite acquired Industrieweg 15, a 0.4 million square foot, 30’-39’ clear height distribution facility situated on 15.0 acres in the city of Voorschoten, Netherlands. The logistics facility is 100% leased to Nippon Express for a remaining lease term of approximately 5.8 years, subject to annual inflationary adjustments, and was acquired at an in-going yield of approximately 5.9%. The property is located 15 minutes from downtown The Hague benefiting from close proximity to the A4 and A44 motorways which connect The Hague with Amsterdam and Schiphol International Airport. The proximity to The Hague and access to a population in excess of 3 million provides the site with future redevelopment potential as a last-mile e-commerce facility.

Zuidelijke Havenweg 2, Hengelo, Netherlands

•

On December 4, 2020, Granite acquired Zuidelijke Havenweg 2, a 0.3 million square foot, 40’ clear height distribution facility situated on 9.5 acres in the city of Hengelo, Netherlands, for $46.2 million (€29.8 million). This modern logistics facility was completed in various phases between 2015 and 2018 and is 100% leased to Bolk Logistics for a remaining lease term of 15.0 years, subject to contractual rent escalations. The property is strategically located directly adjacent to the inland port Combi Terminal Twente. The property benefits from close-proximity to the A1 and A35 motorways and the Twentekanaal, an important link in the North Sea-Baltic shipping corridor.

Beurtvaartweg 2-4 and Sprengenweg 1-2, Nijmegen, Netherlands

•

On December 18, 2020, Granite acquired Beurtvaartweg 2-4 and Sprengenweg 1-2, two distribution buildings totaling 0.3 million square feet situated on 13.0 acres in Nijmegen, Netherlands for $39.1 million (€25.2 million). The properties are 100% leased to De Klok Logistics B.V. for a remaining weighted average lease term of 10.0 years, subject to annual inflationary adjustments. The properties were acquired at an in-going yield of 6.0%. Strategically located in the city centre of Nijmegen, benefiting from close-proximity to the A12, A37 and A50 motorways and the barge terminal connecting to the Maas-Waal waterways.

GRANITE’S FINANCIAL, OPERATING AND PROPERTY HIGHLIGHTS

	Three Months Ended December 31,		Years Ended December 31,
(in millions, except as noted)	2020	2019	2020	2019
Net operating income (“NOI”)	$77.5	$63.9	$293.0	$238.3
Net income attributable to stapled unitholders	$167.6	$90.6	$429.8	$382.1
Funds from operations (“FFO”)(1)	$59.6	$47.9	$225.4	$177.5
Adjusted funds from operations (“AFFO”)(2)	$56.1	$46.2	$215.7	$172.7
Diluted FFO per stapled unit(1)	$1.00	$0.91	$3.98	$3.62
Diluted AFFO per stapled unit(2)	$0.94	$0.88	$3.81	$3.52
Monthly distributions paid per stapled unit	$0.73	$0.70	$2.90	$2.80
Special distribution paid per stapled unit	—	—	—	$0.30
AFFO payout ratio(3)	79%	83%	77%	81%

As at December 31,			2020	2019
Fair value of investment properties			$5,855.6	$4,457.9
Cash and cash equivalents			$831.3	$298.7
Total debt			$2,297.5	$1,250.3
Net leverage ratio(5)			25%	21%
Number of income-producing properties			108	85
Gross leasable area (“GLA”), square feet			49.5	40.0
Occupancy, by GLA			99.6%	99.0%
Magna as a percentage of annualized revenue(7)			36%	42%
Magna as a percentage of GLA			27%	35%
Weighted average lease term in years, by GLA			6.3	6.5
Overall capitalization rate(6)			5.6%	6.1%

A more detailed discussion of Granite’s combined financial results for the three month periods and years ended December 31, 2020 and 2019 is contained in Granite’s Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) and the audited combined financial statements for those periods and the notes thereto, which are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) and can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s (the “SEC”) Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”), which can be accessed at www.sec.gov.

COVID-19 PANDEMIC UPDATE

Granite continues to monitor developments regarding the COVID-19 pandemic and to ensure the safety of its tenants and staff. While the full impact of the COVID-19 pandemic continues to be difficult to predict, Granite believes at this time that its portfolio and strong liquidity position will allow it to weather the on-going impact of COVID-19.

During the year ended December 31, 2020, there has not been a significant impact on Granite’s operations, assets or liabilities as a result of COVID-19. Granite has received 100% of 2020 rents due, and 100% and 99.9%, respectively, of January and February 2021 rents to date. Granite has not recognized any provisions for uncollected rent at this time as all outstanding rental income has been received. Granite reviewed its future cash flow projections and the valuation of its properties considering the impacts of the COVID-19 pandemic during the year ended December 31, 2020 and Granite does not expect, at this time, that COVID-19 will have a significant impact to the fair value of its investment property portfolio. In addition, there have not been any significant fair value losses on investment properties recorded in the year ended December 31, 2020.

From a liquidity perspective, as at the date of this MD&A, March 3, 2021, Granite has total liquidity of approximately $1.1 billion, including its fully undrawn operating facility which is sufficient to meet its current committed acquisitions, development and construction projects. Subsequent to year end, Granite redeemed in full the outstanding $250.0 million aggregate principal amount of the 2021 Debentures, therefore Granite’s nearest debt maturity of $400.0 million does not occur until 2023 and Granite’s investment property portfolio of approximately $5.9 billion remains fully unencumbered. Granite believes it is well-positioned to weather any short-term negative impacts on its business; however, Granite will continue to evaluate and monitor its liquidity as the situation prolongs.

CONFERENCE CALL

Granite will hold a conference call on Thursday, March 4, 2021 at 11:00 a.m. (ET). The toll free number to use for this call is 1 (800) 771-7838. For international callers, please call 1 (416) 981- 9013. Please dial in at least 10 minutes prior to the commencement of the call. The conference call will be chaired by Kevan Gorrie, President and Chief Executive Officer. To hear a replay of the scheduled call, please dial 1 (800) 558-5253 (North America) or 1 (416) 626-4100 (international) and enter reservation number 21989191. The replay will be available until Tuesday, March 16, 2021.

OTHER INFORMATION

Additional property statistics as at December 31, 2020 have been posted to our website at https://www.granitereit.com/propertystatistics/view-property-statistics. Copies of financial data and other publicly filed documents are available through the internet on SEDAR, which can be accessed at www.sedar.com and on EDGAR, which can be accessed at www.sec.gov.

Granite has filed its annual report on Form 40-F for the year ended December 31, 2020 with the SEC. The Form 40-F, including the audited combined financial statements, included therein, is available at http://www.granitereit.com. Hard copies of the audited combined financial statements are available free of charge on request by calling (647) 925-7500 or writing to:

Investor Inquiries

77 King Street West, Suite 4010, P.O. Box 159

Toronto-Dominion Centre

Toronto, Ontario

M5K 1H1

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe. Granite owns 114 investment properties representing approximately 49.4 million square feet of leasable area.

For further information, please see our website at www.granitereit.com or contact Teresa Neto, Chief Financial Officer, at (647) 925-7560.

NON-IFRS MEASURES

Readers are cautioned that certain terms used in this press release such as FFO, AFFO, AFFO payout ratio, same property NOI — cash basis, net leverage ratio and any related per unit amounts used by management to measure, compare and explain the operating results and financial performance of the Trust do not have standardized meanings prescribed under International Financial Reporting Standards (“IFRS”) and, therefore, should not be construed as alternatives to net income, cash provided by operating activities or any other measure calculated in accordance with IFRS. Additionally, because these terms do not have a standardized meaning prescribed by IFRS, they may not be comparable to similarly titled measures presented by other publicly traded entities.

(1)

FFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the operating performance of real estate entities. Granite calculates FFO as net income attributable to stapled unitholders excluding fair value gains (losses) on investment properties and financial instruments, gains (losses) on sale of investment properties including the associated current income tax, deferred income taxes and certain other items, net of non-controlling interests in such items. The Trust’s determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada (“REALPAC”) White Paper on Funds From Operations & Adjusted Funds From Operations for IFRS dated February 2019 and as subsequently amended (“White Paper”). Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure (see below). FFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS.

(2)

AFFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the recurring economic earnings performance of real estate entities after considering certain costs associated with sustaining such earnings. Granite calculates AFFO as net income attributable to stapled unitholders including all adjustments used to calculate FFO and further adjusts for actual maintenance capital expenditures that are required to sustain Granite’s productive capacity, leasing costs such as leasing commissions and tenant allowances incurred and non-cash straight-line rent and tenant incentive amortization, net of non-controlling interests in such items. The Trust’s determination of AFFO follows the definition prescribed by REALPAC’s White Paper. Granite considers AFFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund expansion capital expenditures, fund property development and provide distributions to stapled unitholders after considering costs associated with sustaining operating earnings. AFFO is also reconciled to net income, which is the most directly comparable IFRS measure (see below). AFFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS.

In the current year period, AFFO was calculated by deducting maintenance or improvement capital expenditures, leasing commissions and tenant allowances incurred whereas in prior year periods AFFO was calculated by deducting maintenance or improvement capital expenditures, leasing commissions and tenant allowances paid. The AFFO metrics in the comparative periods have been updated to conform to the current period’s presentation. AFFO as well as basic and diluted AFFO per unit for the three months ended December 31, 2019 were previously reported as $46.7 million and $0.89 per unit, respectively. AFFO as well as basic and diluted AFFO per unit for the year ended December 31, 2019 were previously reported as $172.8 million and $3.53 per unit, respectively. Both methods of calculation are in accordance with the REALPAC White Paper. There is no significant difference in these metrics as a result of the change in calculation.

In accordance with the REALPAC White Paper, leasing commissions incurred in the three months and year ended December 31, 2020 exclude $0.3 million of leasing commissions incurred on the lease-up of a recently acquired property in Memphis, Tennessee and deemed related to the overall acquisition costs. Leasing commissions incurred in the year ended December 31, 2020 exclude $1.9 million of leasing commissions incurred on the lease-up of a recently completed development property in Plainfield, Indiana in the second quarter of 2020, $0.5 million of leasing commissions incurred on the lease-up of a recently acquired property in Groveport, Ohio and $0.3 million of leasing commissions incurred on the lease-up of a recently acquired property in Memphis, Tennessee as previously mentioned and deemed related to the overall acquisition costs.

		Three Months Ended December 31,		Years Ended December 31,
(in millions, except per unit amounts)		2020	2019	2020	2019

Net income attributable to stapled unitholders		$167.6	$90.6	$429.8	$382.1
Add (deduct):
Fair value gains on investment properties, net		(140.8)	(47.5)	(273.4)	(245.4)
Fair value (gains) losses on financial instruments		(1.3)	(1.0)	3.4	(1.2)
Loss on sale of investment properties		0.7	1.0	0.9	3.0
Current income tax expense associated with the sale of an investment property		0.7	—	0.7	—
Deferred income tax expense		32.4	4.5	62.5	37.6
Fair value remeasurement expense relating to the Executive Deferred Stapled Unit Plan		0.3	0.3	1.4	1.3
Non-controlling interests relating to the above		—	—	0.1	0.1

FFO(1)	[A]	$59.6	$47.9	$225.4	$177.5
Add (deduct):
Maintenance or improvement capital expenditures incurred		(0.4)	(0.8)	(3.6)	(3.3)
Leasing commissions incurred(2)		(0.7)	(0.5)	(0.8)	(1.1)
Tenant allowances incurred		(1.2)	(0.3)	(1.8)	(0.5)
Tenant allowance amortization		1.3	1.3	5.3	5.2
Straight-line rent amortization		(2.5)	(1.4)	(8.8)	(5.1)
AFFO(2)	[B]	$56.1	$46.2	$215.7	$172.7
Basic and Diluted FFO per stapled unit	[A]/[C] and [A]/[D]	$1.00	$0.91	$3.98	$3.62
Basic and Diluted AFFO per stapled unit	[B]/[C] and [B]/[D]	$0.94	$0.88	$3.81	$3.52
Basic weighted average number of stapled units	[C]	59.4	52.6	56.6	49.0
Diluted weighted average number of stapled units	[D]	59.5	52.6	56.7	49.0

(3)

AFFO payout ratio is calculated as monthly distributions, which exclude the special distribution, declared to unitholders divided by AFFO in a period. AFFO payout ratio may exclude revenue or expenses incurred during a period that can be a source of variance between periods. The AFFO payout ratio is a supplemental measure widely used by analysts and investors in evaluating the sustainability of the Trust’s monthly distributions to stapled unitholders. Refer to the change in the current year period to the calculation of AFFO payout ratio in footnote (2) above.

(4)

Same property NOI — cash basis refers to the NOI — cash basis (NOI excluding lease termination and close-out fees, and the non-cash impact from straight-line rent and tenant incentive amortization) for those properties owned by Granite throughout the entire current and prior year periods under comparison. Same property NOI — cash basis excludes properties that were acquired, disposed of, classified as properties under or held for development or assets held for sale during the periods under comparison. Granite believes that same property NOI — cash basis is a useful supplementary measure in understanding period-over-period organic changes in NOI — cash basis from the same stock of properties owned.

(5)

The net leverage ratio is calculated as the net debt (carrying value of total debt less cash and cash equivalents) divided by the fair value of investment properties. The net leverage ratio is a supplemental measure used in evaluating the Trust’s degree of financial leverage, borrowing capacity and the relative strength of its balance sheet.

(6)	Overall capitalization rate is calculated as stabilized net operating income (property revenue less property expenses) divided by the fair value of the property.

(7)

Annualized revenue for each period presented is calculated as rental revenue excluding tenant recoveries, for the month of December 2020 or December 2019, as applicable, recognized in accordance with IFRS, multiplied by 12 months.

FORWARD-LOOKING STATEMENTS

This MD&A may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as “outlook”, “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can also be no assurance that: Granite’s expectations regarding the impact of the COVID-19 pandemic and government measures to contain it, including with respect to Granite’s ability to weather the impact of COVID-19, the effectiveness of measures intended to mitigate such impact, and Granite’s ability to deliver cash flow stability and growth and create long-term value for unitholders; the expansion and diversification of Granite’s real estate portfolio and the reduction in Granite’s exposure to Magna and the special purpose properties; the ability of Granite to accelerate growth and to grow its net asset value and FFO and AFFO per unit; the ability of Granite to find and integrate satisfactory acquisition, joint venture and development opportunities and to strategically deploy the proceeds from recently sold properties and financing initiatives; Granite’s intended use of the net proceeds of its equity and debenture offerings to fund potential acquisitions and for the other purposes described previously; the potential for expansion and rental growth at the properties in Mississauga, Ontario and Ajax, Ontario and the expected enhancement to the yields of such properties from such potential expansion and rental growth; the expected construction on and development yield of the acquired greenfield site in Houston, Texas; the expected development and construction of an e-commerce and logistics warehouse on recently acquired land in Fort Worth, Texas; the expected construction of the distribution/light industrial facility on the 13-acre site in Altbach, Germany; the completion of construction at the property in Dallas, Texas; and the timing of payment of associated unpaid construction costs and holdbacks; Granite’s ability to dispose of any non-core assets on satisfactory terms; Granite’s ability to meet its target occupancy goals; Granite’s ability to secure sustainability or other certifications for any of its properties; the expected impact of the refinancing of the term loans on Granite’s returns and cash flow; and the expected amount of any distributions and distribution increase, can be achieved in a timely manner, with the expected impact or at all. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of Granite’s perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances. Given the impact of the COVID-19 pandemic and government measures to contain it, there is inherently more uncertainty associated with our assumptions as compared to prior periods. Forward-looking statements and forward-looking information are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the impact of the COVID-19 pandemic and government measures to contain it, and the resulting economic downturn, on Granite’s business, operations and financial condition; the risk that the pandemic or such measures intensify; the duration of the pandemic and related impacts; the risk of changes to tax or other laws and treaties that may adversely affect Granite REIT’s mutual fund trust status under the Income Tax Act (Canada) or the effective tax rate in other jurisdictions in which Granite operates; economic, market and competitive conditions and other risks that may adversely affect Granite’s ability to expand and diversify its real estate portfolio and dispose of any non-core assets on satisfactory terms; and the risks set forth in the “Risk Factors” section in Granite’s AIF for 2020 dated March 3, 2021, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Trust’s Annual Report on Form 40-F for the year ended December 31, 2020 filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.